Exhibit 99.1

Navigator Holdings Ltd. Announces Change to Board of Directors

March 10, 2022 – Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, today announces that Dr. Anita Odedra will join Navigator’s Board of Directors as a non-executive director, with effect from March 10, 2022.

Dr. Odedra has extensive experience in the energy industry and is currently Senior Vice President, LNG Marketing and Trading at Tellurian Inc. Her prior roles include Executive Vice President at Angelicoussis Shipping Group Limited, where she led the LNG and oil freight trading businesses, and Vice President, Shipping & Commercial Operations for Cheniere Marketing Limited. Dr. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business, including exploration, production, trading, marketing, business development, commercial operations and shipping; latterly holding the position of VP, Global Shipping.

Dag von Appen, Non-Executive Chairman of the Board of Directors, commented:

“We look forward to welcoming Dr. Odedra to Navigator’s Board and to benefiting from her considerable industry experience. During this exciting time for Navigator, Dr. Odedra will be an extremely valuable contributor to the Company’s Board of Directors.”

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas
Attention:	Investor Relations investorrelations@navigatorgas.com
London:	10 Bressenden Place, London, SW1E 5DH.
Tel:	+44 (0)20 7340 4850